Filed Pursuant to Rule 424(b)(3)
                                                       Registration No. 333-143415

REITPLUS, INC.
SUPPLEMENT NO. 1 DATED JANUARY 28, 2008
TO THE PROSPECTUS DATED NOVEMBER 21, 2007

This document supplements, and should be read in conjunction with, our prospectus dated November 21, 2007, relating to our offering of 55,263,158 shares of common stock. The purpose of this Supplement No. 1 is to disclose:

•	a clarification to our prior disclosure regarding the formation of a compensation committee;

•	an update to our “Risk Factors” disclosure;

•	changes to our independent director compensation; and

•	the resignation of one of our executive officers.

Clarification to Our Prior Disclosure Regarding the Formation of a Compensation Committee

Our prospectus discloses on page 48 that our board of directors intends to establish a compensation committee to administer our long term incentive plan.  We presently do not intend to form a compensation committee.  Our board of directors may form a compensation committee in the future, which we expect will occur only when we hire our own employees.  We currently do not have any employees nor do we have plans to hire any.  The role of any compensation committee would be to make recommendations to our board of directors on the compensation of our employees and to administer the granting of awards pursuant to our long term incentive plan and to set the terms and conditions of such awards.  Until our board of directors deems it in our best interest to form a compensation committee, our board of directors will directly administer our long term incentive plan and perform such other related duties.  Should our board of directors decide in the future to form a compensation committee, such committee will be comprised of a majority of independent directors.

Update to Risk Factors

The disclosure in the section “Risk Factors – Risks Related to Our Corporate Structure” is hereby supplemented by the additional risk factor below.

We do not currently have a compensation committee, and presently do not intend to form such a committee.

We do not have a compensation committee and have no plans to form one.  Our board of directors may form a compensation committee in the future, which we expect will occur only when we hire our own employees.  We currently do not have any employees nor do we have plans to hire any.  The role of any compensation committee would be to make recommendations to our board of directors on the compensation of our employees and to administer the granting of awards pursuant to our long term incentive plan and to set the terms and conditions of such awards.  Until our board of directors deems it in our best interest to form a compensation committee, our board of directors will directly administer our long term incentive plan and perform such other related duties.  Should our board of directors decide in the future to form a compensation committee, such committee will be comprised of a majority of independent directors.

Changes to Independent Director Compensation

On October 18, 2007, our board of directors approved the award of 2,000 restricted shares of our common stock to each of our independent directors pursuant to an award agreement and the REITPlus, Inc. 2007 Independent Directors Compensation Plan, or the Incentive Plan.  In response to comments received from state regulators, our board of directors approved several changes to how we compensate our independent directors on January 22, 2008.    First, our board of directors and each independent director, in his individual capacity, approved the cancellation of the October 18, 2007 award grant to each independent director of 2,000 restricted shares of our common stock.  Second, our board of directors approved an increase in our independent directors’ annual cash compensation by $20,000.  Finally, our board of directors approved an independent director stock deferral option, which will allow each independent director, at his or her sole discretion and election, to defer a portion of his or her cash compensation into restricted shares of our common stock at the then current fair market value, 33% of which will vest immediately and the remaining 67% in equal installments over two years on each anniversary of the date of issuance.

Resignation of an Executive Officer

Anne Newtown, our and our advisor’s General Counsel and Secretary, has resigned effective February 11, 2008.  Ms. Newtown did not cite any disagreement on any matter relating to our operations, policies or practices.